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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
                                (AMENDMENT NO. 4)
                             TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                              ATL ULTRASOUND, INC.
                            (Name of Subject Company)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                               PHILIPS ELECTRONICS
                            NORTH AMERICA CORPORATION
                            PHILIPS ACQUISITION, INC.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
              (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE SERIES A
                    PARTICIPATING CUMULATIVE PREFERRED STOCK)
                         (Title of Class of Securities)

                                    00207N100
                      (CUSIP Number of Class of Securities)
                               -------------------

                                 SAMUEL J. ROZEL
                                COMPANY SECRETARY
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


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         This Amendment No. 4 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), Philips Electronics North America Corporation, a Delaware corporation ("Parent"), and Philips Acquisition, Inc., a Washington corporation ("Merger Sub"), on August 4, 1998, as amended by Amendment No. 1 to such Schedule filed with the Securities and Exchange Commission (the "SEC") on August 12, 1998, Amendment No. 2 to such Schedule filed with the SEC on August 31, 1998 and Amendment No. 3 to such Schedule filed with the SEC on September 18, 1998 (as so amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.01 per share (the "Common Stock"), of ATL Ultrasound, Inc., a Washington corporation (the "Company"), including the associated rights to purchase Series A Participating Cumulative Preferred Stock (the "Rights" and, together with the Common Stock, the "Shares"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

Item 10.  Additional Information.

         On September 24, 1998, Royal Philips issued a press release announcing that the remaining necessary regulatory approvals for Philips' acquisition of the Company had been obtained and that the Expiration Date of the Offer, which was scheduled for 5:00 p.m., New York City time, on Monday, September 28, 1998, has been extended to 12:00 Midnight, New York City time, on Monday, September 28, 1998, unless the Offer is further extended. A copy of the press release is filed herewith as Exhibit (a)(11) and is incorporated by reference herein.


Item 11.  Material to be filed as Exhibits.

Exhibit No.    Description
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(a)(11)        Press release issued by Royal Philips on Thursday,
               September 24, 1998.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 1998                 KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                          By:    /s/  Guido R. C. Dierick
                                                 ------------------------------
                                          Name:  Guido R.C. Dierick
                                          Title: Director and Deputy Secretary



                                          PHILIPS ELECTRONICS NORTH AMERICA
                                          CORPORATION

                                          By:    /s/  William E. Curran
                                                 ------------------------------
                                          Name:  William E. Curran
                                          Title: Senior Vice President and Chief
                                                 Financial Officer



                                          PHILIPS ACQUISITION, INC.

                                          By:    /s/  William E. Curran
                                                 ------------------------------
                                          Name:  William E. Curran
                                          Title: President


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                                INDEX TO EXHIBITS


Exhibit No.    Description
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(a)(11)        Press Release dated September 24, 1998.